FILED BY WPP GROUP PLC

PURSUANT TO RULE 425 UNDER THE

SECURITIES ACT OF 1933

SUBJECT COMPANY: GREY GLOBAL GROUP INC.

COMMISSION FILE NO.: 0-7898

The following is a transcript of certain excerpts from a conference call with US analysts on October 26, 2004 in which Sir Martin Sorrell, Group Chief Executive, and Paul Richardson, Group Finance Director, of WPP gave a presentation on WPP’s third quarter trading update and answered audience questions:

Mr. Richardson:	. . . The merger agreement with Grey Global Group was signed in September with completion expected in 2005. Just for those tracking this carefully, the F-4 document was filed yesterday, October 25 with the SEC. It is subject to review. The Hart-Scott filing went in on October 6 and the waiting period should end on November 5. And the EU filing was completed on October 20 and the Phase 1 waiting period will expire on November 26.

. . .

And finally on acquisitions, as I mentioned in detail, the merger agreement with Grey was announced on September 13, expected to be completed in early 2005.

. . .

Question:	I understand during this morning’s meeting in London there was a comment made, Martin that you thought you could pull out another $150 million of working capital. I just want to check and see if that is the case and see kind of where you see that coming from. And the second is just, you know, get a sense from yourselves as to Grey’s new business wins and losses, you know, how you see that and, you know, comfort with that.

Sir Martin:	Yeah on the first point we think there is potential for improving the cash flow by about $150 million maybe more and we did say that in this morning’s meeting.

As far as new business wins and losses Grey will be announcing its third quarter results and I think you should wait for that call and wait to hear what Ed and his colleagues are doing. But, you know, I think all indications that we have is that things are going pretty well.

And while I think people focus on things like the Mars, which, or Mars loss, which is about half of the business that Grey has with Mars, I think they felt the focus on the wins and their getting significant numbers.

But I think in all fairness Grey is not a part of WPP yet and it’s scheduled to be at the end of this year or the beginning of next year. As I said, Ed has his third quarter call or third quarter announcement, in due course.

I think, you know, you have to have plenty of wins that Grey has highlighted over the year, CocaCola, P&G Canada, (intelligible), Nokia, E-Online, (intelligible), Deutsche Telecom, I think is the biggest of them in the immediate buying area; Rayovac, Progressive, Diageo; Heineken, it goes on.

So I think that we should leave it for them to quantify that, but I think we’re quite happy with the way things are going. We always would want things to be better and better, but I think even where we are is going okay.

Question:	Just on the working capital, can you highlight where you see - it seems like a fairly large number what do you think is allowing you such confidence?

Sir Martin:	I don’t want to go into details of how we do these. Just look at our own cash flow, which has improved by 300 million pounds or $500 million, which comes from working capital improvements in the last 9 months.

So yeah, I just direct you to that.

. . .

Question:	. . . [C]learly Martin your strategy in Asia is playing out fairly well for you, you have a great position. I wondered if you could give us just a sense of what really exists there in terms of marketing services in embryonic and markets like China, where there’s an emerging kind of consumerism and advertising market and is a straight advertising market and what your thoughts are on the potential for this is somewhat macro, a slowdown, or growth trends there that you’re seeing?

Sir Martin:	. . . As far as Asia is concerned I think we do have a strong position. I’d add I’ve just been in Latin America for just a few days last week and I think we also have a very strong position in Latin America and obviously Grey, Grey Global, reinforces that position in Asia and in Latin America. If I remember rightly it’s about $750 million of revenue that will be - not $750 million it’s about, let me get it right, it’s about $250 million of revenue that impacts in Asia and Latin America, additional. But it means that as a group now we have about 20% of our combined revenues out of our $8.5 billion revenues in Asia, Latin America, Africa, the Middle East and Russia, the CIS countries.

So we’re well in excess of $1.5 billion and the comparisons with Omnicom have to be changed because their figures are U.S. and what they call Euroland and Euroland is just the Euro currency areas if you look at their footnotes and that really overstates their position in the rest of the world as far as Asia and Latin America is concerned by about 5%.

So we do have a strong position, turning to Asia and China we have a 15% market share with a leading position in the market, I think 50% bigger than the next biggest group. In India we have a 40 to 45% share post, I think post-Mediacom or post-Grey, might even be a little bit higher than that. So we have strong positions in the key markets across the board from Japan where we’re number three to Australia where I think we are the biggest group.

. . .

Question:	First on the media buying business, you’ve had a very good quarter with GroupM and then obviously in October you’re off to a great start in the fourth quarter with your recent wins.

Do you think the success of your media buying business is, in part, attributed to the size of it or the scale you’ve obtained or do you think it’s just the quality of the asset?

Sir Martin:	. . . The other thing that’s happened, obviously, which is of great importance is the addition of Grey Global or the addition in the next year of Grey Global with it’s very strong media planning buying business, Mediacom. They’re very strong across the world, but particularly in the U.S. and particularly in Europe and I think there’s big opportunities for us to work with them to enhance their offer in Asia and Latin America where we have considerable strength.

So I think it all adds up to a significant package. I just like to take the opportunity of your question . . . just to highlight a couple of other areas where I think we have competitive advantage. . . . (unintelligible) Latin America and I’m sure that we will be in the same position shortly in Russia and the CIS countries. But I would add that Africa and the Middle East we’re seeing growth despite the political issues that we’ve been seeing recently.

I’d add direct interactive and internet where we have two extremely powerful global direct businesses, OgilvyOne and Wunderman, we’re building a third, as I said, effective January 1, based on RMG:Connect at Thompson and of course G2 and GI, Grey Interactive, come into the group next year, which gives us another powerful offering in that area.

A third area or a fourth area is healthcare. We have CommonHealth in the U.S., that’s a very strong, largest, most successful, I think it’s fair to claim, healthcare agency in the United States.

We have Healthworld, which is being brought together much more closely with Ogilvy to link professional and consumer healthcare capabilities. We have Sudler, which is linked quite closely with Y&R Brands, which is very strong. And finally, again, through the Grey deal we will have Grey Healthcare, which is a first class healthcare business, which again, gives us a very, very powerful offering in the professional area.

. . .

Question:	. . . [O]n Grey, it looks like, you know, the client came out with a lot of support for the WPP acquisition of Grey and that’s pretty much across the board. And I just wondered, since the acquisition have you been able to have more conversations with more clients?

Sir Martin:	Yeah. I mean we’re doing our due diligence, the deal is not done, it’s very early days and, you know, we’re very pleased with what we’ve seen so far. I’m sure we’ll be even more pleased. There’s tremendous opportunity . . . I think there is no doubt that the potential addition of MediaCom has made a difference to our media business. Not just in terms of bulk and clout, but in terms of capabilities and people. I think there’s no doubt that the prime technology that we have major opportunities in the healthcare area, in the direct and interactive area and obviously in the agency area as well and the PR area too.

So I think we have a lot of opportunities. The only problem will be whether we can capitalize on that. I don’t think it’s a lack of opportunity, it’s whether we have the intelligence and the abilities to capitalize on significant opportunities, particularly with the growing number of parent company instigated pitches. The HSBC pitch is everybody’s favorite example. The Nestle media pitch was a pitch at the parent company level, it came in through the parent company. It came into Publicis, it came into IPG and it came into WPP. It was executed by resources inside the group, which is an important distinction. The same thing is true on Samsung, which we’re awaiting a result. There are a myriad of opportunities in the healthcare area that’s less high profile, which would be based on a similar approach.

So the issue for us is how do we produce the strongest possible work because that’s a critical issue, the best thinking, the best ideas, while at the same time coordinating them in the most effective way given the assets that we have. I mean, post-Grey we will have 62,000 people around the world and if you include associates at businesses that we own 20% to 50% of, it’s 82,000. We’ll be 104, 105, 106 countries, but this is a big challenge to us to exploit, if that’s the right word, the abilities of everybody we’ve got.

But all the signals are, and what I think has been most encouraging about the Grey conversations so far, is the willingness of the Grey people to explore the knowledge and assets that we have elsewhere in the group. I mean not a day goes by that we don’t have an enquiry. I had one this morning, a major interesting situation here in the UK where, below the line, where Grey are indicating that there’s some interesting opportunities for us to work together. So I think it’s, obviously on the client side there are opportunities, but I think on the people side there are opportunities too.

INVESTOR INFORMATION

This communication is being made in respect of the proposed merger involving WPP Group plc and Grey Global Group Inc. This communication does not constitute an offer of any securities for sale. In connection with the proposed merger, WPP and Grey have filed with the SEC a registration statement on Form F-4 containing a preliminary proxy statement/prospectus for the stockholders of Grey, SEC File No. 333-119949, and each will be filing other documents regarding the proposed merger with the SEC.

INVESTORS ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, WHICH IS AVAILABLE NOW, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS, WHEN IT BECOMES AVAILABLE, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY CONTAIN AND WILL CONTAIN IMPORTANT INFORMATION.

Investors may obtain the documents free of charge at the SEC’s website (www.sec.gov). In addition, documents filed with the SEC by WPP may be obtained free of charge by contacting WPP at 125 Park Avenue, New York, NY 10017, +1 212 632 2200. Documents filed with the SEC by Grey are available free of charge by contacting Grey at 777 Third Avenue, New York, NY 10017, +1 212 546 2000.

INVESTORS SHOULD READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, WHICH IS AVAILABLE NOW, AND THE DEFINITIVE PROXY STATEMENT/ PROSPECTUS, WHEN IT BECOMES AVAILABLE, CAREFULLY BEFORE MAKING ANY VOTING OR INVESTMENT DECISION.

Grey and its directors and executive officers may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding Grey’s directors and executive officers is available in Grey’s Amendment to their Annual Report for the year ended December 31, 2003, which was filed with the SEC on April 29, 2004. Additional information regarding the interests of such potential participants is included in the preliminary proxy statement/prospectus, which is available now, and will be included in the definitive proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

Private Securities Litigation Reform Act Safe Harbor Statement

The statements, analyses, and other information contained herein relating to the proposed merger and anticipated synergies, savings and financial and operating performance, including estimates for growth, trends in each of the operations and financial results, the markets for products, the future development of business, and the contingencies and uncertainties of WPP Group plc and Grey Global Group Inc. to which WPP and Grey may be subject, as well as other statements including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions, are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. Such statements are made based upon management’s current expectations and beliefs concerning future events and their potential effects on the company.

The forward-looking statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of WPP and Grey, that could cause actual results to differ materially from those expressed in, or implied by, the forward-looking statements.

These risks and uncertainties include those discussed or identified in the public filings with the U.S. Securities and Exchange Commission made by WPP and Grey as well as those associated with the realization of expected earnings accretion, margin improvements and cost savings, synergies, efficiencies and other benefits anticipated from the merger, including the risk of loss of key employees and client business in connection with the transaction and the risk that the completion of the merger may be delayed for regulatory or other reasons.

Neither WPP nor Grey undertakes, and each specifically disclaims, any obligation to update or revise any forward-looking information, whether as a result of new information, future developments or otherwise.

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